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                              July 28, 2023

       Gareth Genner
       Chief Executive Officer
       T Stamp Inc
       3017 Bolling Way NE, Floors 1 and 2,
       Atlanta, Georgia, 30305

                                                        Re: T Stamp Inc
                                                            Registration
Statement on Form S-1 filed June 1, 2023
                                                            Filed June 1, 2023
                                                            File No. 333-272343

       Dear Gareth Genner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 1, 2023

       General

   1. For your April 4, 2023, registered offering of common stock, you appear to have relied upon General
Instruction I.B.6 to Form S-3, which limits the amount of securities you may sell by requiring
that the aggregate market value of securities sold by the company pursuant to Instruction
I.B.6. during the 12-month period prior to, and including, the sale is no more than
one-third of the aggregate market value of your common equity held by non-affiliates. In this
regard, we note that your prospectus supplement to Form S-3 (file
                                                        no. 333- 271091) filed
on June 1, 2023, relating to your offering of common stock and pre-funded warrants,
discloses that as of the date of filing, the aggregate market value of your outstanding common
equity held by non-affiliates was approximately $15,130,508
                                                        and that you had sold
$5,191,989 in securities pursuant to General Instruction I.B.6
 Gareth Genner
T Stamp Inc
July 28, 2023
Page 2
      during the prior 12-calendar month period, which appears to exceed the one-third offering limitation of instruction I.B.6. Please provide us with a detailed analysis regarding whether your April, 2023 registered offering was consistent with General Instruction I.B.6 to Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Larry Spirgel,
Office Chief, at (202) 551-3815 with any questions.



                                                           Sincerely,
FirstName LastNameGareth Genner
                                                           Division of
Corporation Finance
Comapany NameT Stamp Inc
                                                           Office of Technology
July 28, 2023 Page 2
cc:       Andrew Stephenson
FirstName LastName